Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the use of:
•our report dated February 24, 2022 on the consolidated financial statements of Eldorado Gold Corporation (the Company) which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and changes in equity for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively the “consolidated financial statements”), and
•our report dated February 24, 2022 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772) on Form S-8 of the Company.

s/ KPMG LLP
Chartered Professional Accountants

March 31, 2022
Vancouver, Canada